UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Eastern Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

James A. Mitarotonda

Barington Capital Group, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

Eric W. Kaup

Hilco Inc.

5 Revere Drive, Suite 206

Northbrook, IL 60062

(847) 274-8846

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

February 20, 2015

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 3 Pages)

Page 2 of 3 Pages

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2014, as amended by that certain Amendment No. 1 filed on February 6, 2015 (together, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, no par value (the “Common Stock”), of The Eastern Company, a Connecticut corporation (the “Company” or “Eastern”). The principal executive offices of the Company are located at 112 Bridge Street, Naugatuck, Connecticut 06770.

Item 4.   Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

On February 20, 2015, Barington delivered to the Secretary of the Company a letter (the “Nomination Letter”) notifying the Company of Barington’s intention to nominate two (2) persons for election to the Board of Directors of Eastern at the 2015 Annual Meeting of Shareholders of the Company. A copy of the Nomination Letter is attached hereto as Exhibit 99.3 and incorporated herein by reference, and the foregoing description of the Nomination Letter is qualified in its entirety by reference to such exhibit.

On February 23, 2015, Barington Capital Group, L.P., an affiliate of Barington, issued a press release announcing that Barington has delivered the Nomination Letter to the Secretary of the Company. A copy of the press release is attached hereto as Exhibit 99.4 and incorporated herein by reference, and the foregoing description of the press release is qualified in its entirety by reference to such exhibit.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description

99.3	Letter, dated February 19, 2015, from Barington Companies Equity Partners, L.P. to the Secretary of The Eastern Company.

99.4	Press Release issued by Barington Capital Group, L.P. dated February 23, 2015.

Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 23, 2015

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

HILCO INC.

By:  /s/ Eric W. Kaup

Name: Eric W. Kaup

Title:   Secretary

/s/ Jeffery B. Hecktman

Jeffery B. Hecktman